File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 17, 2005

VITRO, S.A. DE C.V.

SHAREHOLDERS’ NOTICE

PAYMENT OF DIVIDENDS

In accordance with the resolutions adopted at the Ordinary General Shareholders Meeting of Vitro, S.A. de C.V. (“the Company”) of March 17, 2005, the Company resolved to pay a cash dividend in the amount of Ps$0.30 (thirty cents) per share in exchange of the coupon number 64 that is attached to each of the ordinary, nominal, fully paid and no par value VITRO Series “A” share certificates.

The payment of the dividend will be made beginning in April 6, 2005, and will take place at the offices of Vitro Corporativo, S.A. de C.V. located at Ave. Ricardo Margáin Zozaya No. 440, Col. Valle del Campestre, San Pedro Garza García, N.L. from 9:00 A.M. to 12:30 P.M. from Monday to Friday. Regarding the shares deposited in S.D. Indeval, S.A. de C.V., such payment will be made through that Institute.

This dividend will be paid from the “Net Profit Account” (Cuenta de Utilidad Fiscal Neta) therefore no withholding tax will be applied according with the Mexican Tax Law.

With resgards to the ADR’s listed in the New York Stock Exchange, the cash dividend will be paid to the holders recorded as of March 30, 2005. Such payment will be made promptly thereafter by Citibank, N.A. as depositary of the ADR’s.

San Pedro Garza García, N.L., March 17, 2005

LIC. RAUL RANGEL HINOJOSA
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 17, 2005